Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernandez

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

Madeco S.A. Announces Consolidated Results for

The First Quarter 2003

(Santiago, Chile, May 9th, 2003) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the first quarter ended March 31st, 2003. All figures are expressed in Chilean pesos as of March 31st, 2003 (the year-over-year CPI variation totaled 3.8%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$731.56).

MADECO'S HIGHLIGHTS
  Between February 18th and March 22nd, Madeco received approximately Ch$51,314 million during the pre-emptive rights offering period. The aforementioned amount was distributed as follows: the Company's largest shareholder - Quinenco S.A. and its subsidiary, Inversiones Rio Grande S.A. - subscribed and paid a total of approximately Ch$49,400 million of the capital increase (2,058,353,792 shares at Ch$24 per share) on March 4th, 2003. The Company received an additional amount of Ch$1,914 million (equivalent to 79,743,935 shares) from shareholders as part of the capital increase. On March 30th, the additional number of shares subscribed and paid in the Bond capitalization process totaled 154,876,051 shares, equivalent to Ch$3,717 million. In conclusion, the total number of shares subscribed and paid in the Company's capital increase was 2,292,973,778. As a result, the number of shares outstanding, as of April 1, 2003, was 2,698,484,806.
  On December 18th, 2002, Madeco and its bank lenders signed a contract to reschedule the Company's financial obligation. The contract included conditions precedent to be fulfilled prior to March 31, 2003. The most relevant condition being that the Company pay 30% of its debt to each one of its bank debtholders. On March 4th, 2003, the Company paid Ch$28,847 million to its banks lenders. The remaining 70% of the obligations with banks were rescheduled for a period of seven years, including a three-year grace period.
  On April 2nd, 2003, Madeco announced its intention to affect a ratio change of its ADRs within 3 or 4 weeks from that date. The Company, together with BONY and NYSE, agreed to change the ratio from 10 shares per 1 ADR to 100 shares per 1 ADR.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

Revenues

1Q Revenues amounted to Ch$61,983 million in 1Q03, a 5.7% decrease from last year's figures (Ch$65,753 million). The decline reflects lower net sales generated by the Wire and Cables (13.3%) and Aluminum Profiles (6.8%) Units, which were partially compensated by increased revenues from the Brass Mills (4.0%) and Flexible Packaging (7.6%) Units.

Gross Income and Gross Margin

1Q Gross income amounted to Ch$7,781 million in 1Q03, down by 3.9% compared to Ch$8,094 million obtained in 1Q02. Despite the aforementioned reduction of gross income, reflecting the reduction in sales activity and the Company's several restructuring measures undertaken in 2002 to reduce the fixed cost structure , the gross margin grew from 12.3% in 1Q02 to 12.6% in 1Q03. In three of the Company's business units, the gross margin went up. The only exception was the Wire and Cable Unit that experienced a reduction in gross margin of 2.3 p.p. from the previous year.

Operating Income and Operating Margin

1Q The Company's operating income decreased by 2.3% in absolute terms, totaling Ch$2,163 million in 1Q03, versus Ch$2,214 million generated in the same period of 2002. However, as a percentage of net sales, operating margin grew slightly, from 3.4% in 1Q02 to 3.5% in 1Q03. The Brass Mills Unit more than doubled its operating margin (from 3.6% in 1Q02 to 7.5% in 2003) and the Flexible Packaging Unit's gross margin grew 2 p.p. On the other hand, the Wire and Cable Unit and Aluminum Profiles Unit experienced a deterioration in their performance, with a reduction of operating income in absolute terms and as a percentage of sales.

Non-Operating Results

1Q The Company's non-operating loss in 1Q03 totaled Ch$6,949 million, versus a Ch$13,489 million loss in the same period of 2002.

  Price-level restatement and translation losses: amounted to a loss of Ch$1,763 million in 1Q03 versus a loss of Ch$5,617 million in 1Q02. In 2003, translation losses resulted primarily from losses on bank debt denominated in dollars (a loss of Ch$3,474 million) due to the devaluation of the Chilean peso against the US dollar. Translation losses were partially offset by the appreciation of the Brazilian real and the Argentine peso, which resulted in gains of Ch$1,026 million and Ch$625 million, respectively.
  Other non-operating expenses: amounted to Ch$919 million in 1Q03, which compares favorably with the Ch$3,132 million loss incurred last year. In 2003, the Company's other expenses are primarily the result of depreciation of assets in Argentina (Ch$626 million). In 2002, indemnity payments due to the closure of plants in Argentina amounted to Ch$1,581 million, and allowance for financial uncertainties in Argentina totaled Ch$1,248 million.
  Net financial expenses: amounted to Ch$3,742 million in 1Q03, a 12.6% reduction from the previous year (Ch$4,283 million). The drop in financial expenses reflects the effect of lower interest rates in 2003 and the payment of 30% of bank debt on March 4th (approximately US$36.2 million of the capital).

Net Income

1Q Net loss before taxes in 1Q03 amounted to Ch$4,787 million, compared with a loss of Ch$11,275 million in 1Q02.

  The income tax in 1Q03 and 1Q02 amounted to Ch$316 million and Ch$322 million, respectively.
  The Company's minority interest primarily reflects the share of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 1Q02 amounted to a Ch$984 million credit, versus a Ch$40 million credit in 1Q03 as Optel registered losses for the first quarter of this year.

The Company's net loss after taxes and minority interest in 1Q03 amounted to Ch$5,061 million, versus a Ch$10,607 million loss a year ago.

BUSINESS UNIT ANALYSIS (Exhibits 2 & 3)

Wire & Cable

Brazil: Revenues totaled Ch$16,816 million in 1Q03, representing a 12.1% decrease compared with the Ch$19,130 million generated in 1Q02. Sales volume dropped 19.8% from the previous year, reflecting lower sales of aluminum bare wire (-52.7% or 1,729 tons) due to the stagnation of new energy infrastructure projects. Moreover, sales volumes of copper thermo-stable cables dropped by 20.3% (196 tons), reflecting normal levels of demand after an unusually high level of demand in 2002. The high levels of demand for copper thermo-stable cables in 2002 occurred due to the increase in the production of electric generators that resulted from the energy shortage in the country during 2002

COGS dropped 9.6%, from Ch$16,985 million in 1Q02 to Ch$15,358 million in 1Q03. The decrease in COGS resulted from lower sales activity, which was partially offset by the increase of raw material costs and higher salary expenses denominated in Chilean peso terms due to the appreciation of the Brazilian real against the US dollar.

SG&A expenses decreased 28.8%, from Ch$1,238 million in 1Q02 to Ch$881 million in 1Q03. The SG&A reduction reflects lower sales activity and the Company's efforts to reduce its fixed cost structure.

Chile: Revenues dropped 8.2% (from Ch$11,324 million to Ch$10,400 million in 1Q03). Sales volumes of metallic cables declined by 15.0%. However, the drop in sales was partially offset by an increase in average prices. Domestic sales volumes fell by 6.9% versus the previous year, primarily explained by lower sales of telecom cables and by Endesa's delay in awarding its cable purchase contract (the bulk of the bid was awarded to the Company in April 2003). Moreover, copper rod net sales dropped 2.9% versus last year due to lower sales to the Company's subsidiary in Brazil.

COGS amounted to Ch$10,019 million in 1Q03, a 5.3% decrease from the Ch$10,581 million incurred in 1Q02. The drop is a result of lower sales activity and a drop in overtime costs (from 19.8% in 1Q02 to 4.8% in 1Q03). The decrease of COGS was partially offset by higher raw material costs, copper prices increased by 13.5% in Chilean peso terms and rubber and other insulating material experienced an increase of about 8.9%. In addition, productivity levels went down, from 20.7 kg/man- hour in 1Q02 to 16.3 kg/man-hour in 1Q03, due mainly to the impact of the fixed cost structure and the low levels of plant load.

SG&A expenses declined 9.3%, from Ch$796 million in 1Q02 to Ch$722 million in 1Q03, due mainly to lower export expenses, a drop in administrative costs and the Company's efforts to reduce the fixed cost structure.

Peru: Net sales in 1Q03 increased 27.1% versus the same period a year ago (Ch$6,812 million in 1Q02 to Ch$8,658 million in 1Q03). The revenue growth primarily reflects the 18.7% increase in sales volume resulting from higher domestic sales in most of the Company's products, the sole exception being building wire sales, which, remained flat compared to last year (sales increased in Peru despite the drop in GDP for the construction sector ). In addition, the Company's increase in exports reflects higher copper rod sales to the Brazilian subsidiary (Ficap S.A.) and Ecuador and higher telecom cables sales both in Bolivia and Ecuador.

COGS increased 34.0%, from Ch$5,834 million in 1Q02 to Ch$7,815 million in 1Q03. The increase in COGS reflects higher sales volumes, raw material costs increases (primarily due to higher copper prices) and a slight increase in scrap levels (from 4.9% in 2002 to 5.3% in 2003). The COGS increase was partially offset by productivity improvements, from 19.8 kg/man-hour in 1Q02 to 26.4 kg/man-hour in 2003. SG&A expenses increased 4.7%, from Ch$491 million in 1Q02 to Ch$514 million in 1Q03, a result of higher commissions and export charges, which were partially compensated by lower administrative expenses, primarily lower third party service expenses and travel expenses.

Argentina: Revenues totaled Ch$418 million in 1Q03 versus Ch$196 million in 1Q02, which represents revenue growth of 113.3%.

COGS increased 75.7%, from Ch$189 million in 1Q02 to Ch$332 million in 1Q03. SG&A expenses decreased 50.3%, from Ch$191 million in 1Q02 to Ch$95 million in the 1Q03.

Optical Fiber: For 1Q03, Optel's registered revenues of Ch$74 million, a slight decrease from Ch$99 million generated in 2002, reflecting the overall decline in prices, which was partially offset by higher sales volumes (145.3%).

COGS amounted to Ch$247 million in 1Q03 versus Ch$307 million in 1Q02, reflecting the Company's efforts to reduce expenses despite the increase in sales volumes . SG&A expenses amounted to Ch$235 million in 1Q03, a 10.3% drop versus Ch$262 million incurred in 1Q02.

Brass Mills

Chile-PB&S: Revenues grew by 13.0%, from Ch$11,382 million in 1Q02 to Ch$12,856 million in 1Q03, reflecting a 9.3% increase in sales volumes. The increase in export sales reflects a recovery in international demand and was partially offset by a slight decrease in domestic sales.

COGS totaled Ch$10,881 million in 1Q03, a 12.0% increase versus the Ch$9,714 million incurred in 1Q02. The increase in COGS reflects growth in sales volumes, higher copper costs (13.5%) and an increase in zinc and aluminum prices (7.7% and 4.3%, respectively). COGS increases were partially offset by improvements in productivity levels (from 34.0 kg/man-hour in 1Q02 to 37.2 kg/man-hour in 1Q03) and lower average salary expenses due to headcount reductions. SG&A expenses decreased by 1.8%, from Ch$764 million in 1Q02 to Ch$750 million in 1Q03, reflecting lower export expenses and a drop in administrative costs. SG&A expenses fell despite the increase in sales levels for the period.

Argentina-PB&S: Revenues in 1Q03 amounted to Ch$811 million compared to Ch$702 million generated in 2002.

COGS increased from Ch$676 million in 1Q02 to Ch$705 million in 1Q03. SG&A expenses amounted to Ch$152 million in 1Q03 compared to Ch$119 million in 1Q02.

Coin Unit: The Coin Unit's revenues dropped by 8.9%, from Ch$2,432 million in 1Q02 to Ch$2,216 million in 1Q03, reflecting a drop in sales and the decline in average prices. Average prices fell due to lower sales of higher value-added products as well as the overall decline in prices resulting from the excess of installed capacity.

At year-end 2002 and at the beginning of 2003, the Company's subsidiary Armat (coin blank producer) underwent a complete restructuring which meant the reduction of personnel. As part of the aforementioned restructuring, Madeco Chile took control of Armat's accounting, administration, human resources, finance and supply operations. COGS for the unit dropped 19.6%, from Ch$2,433 million in 1Q02 to Ch$1,957 million in 1Q03, and reflected lower sales activity and headcount reductions. SG&A decreased 13.9%, from Ch$202 million in 1Q02 to Ch$174 million in 1Q03, reflecting the lower sales activity, headcount reductions and the Company's goal of reducing third party and overtime expenses.

Flexible Packaging

Chile: Net revenues for 1Q03 amounted to Ch$7,310 million, representing a 5.4% decrease from the Ch$7,728 million generated in the same period of 2002, reflecting the 7.4% decline in sales volumes. Sales volumes were reduced as export sales to Venezuela dropped in the first quarter of 2003 and one of the Company's larger clients moved its production from Chile to Argentina.

COGS dropped 6.2%, from Ch$6,803 million in 1Q02 to Ch$6,380 million in 1Q03. The decline in COGS reflects lower sales activity as well as a drop in scrap levels (from 22.0% in 2002 to 17.2% in 2003); which was partially offset by higher raw material costs. SG&A expenses declined by 2.8% (Ch$472 million in 1Q02 and Ch$459 million in 1Q03) due to the Company's efforts to reduce overall expense levels.

Argentina: Net revenues increased by 64.4%, from Ch$1,767 million in 1Q02 to Ch$2,905 million in 1Q03. The rise in revenues was caused by an increase of about 43.6% in sales volume as well as higher prices in Chilean pesos (due mainly to the combined effect of the appreciation of the Argentine peso and the devaluation of the Chilean peso during the period).

COGS increased from Ch$1,739 million in 1Q02 to Ch$2,551 million in 1Q03, an increase of about 46.7%, reflecting higher sales volumes and the increase in raw material prices as well as a slight increase in scrap levels (from 16.5% in 2002 to 16.7% in 2003). SG&A amounted to Ch$181 million in 1Q03, representing 50.8% growth versus the Ch$120 million incurred in 1Q02. The increase reflects growth in sales activity and the appreciation of the Argentine peso, which resulted in higher salary expenses.

Aluminum Profiles

Revenues amounted to Ch$7,289 million in 1Q03, a 6.8% decrease from Ch$7,824 million in 1Q02. Lower revenues generated by the Aluminum Profiles Unit reflects a 4.9% reduction in sales volume. The drop can be explained by a spot transaction of scrap metal that occurred in 1Q02 as well as sales from the curtain wall division registered in 1Q02 of Ch$369 million (the division was divested in the first quarter 2002). On the other hand, the average price of aluminum profiles sold went up due to the introduction of two lines of higher value-added products during 2001-2002.

COGS decreased 7.3%, from Ch$5,972 million in 1Q02 to Ch$5,534 million in 1Q03. The decrease in COGS reflects the Company's exit from the curtain wall business (Ch$374 million), lower sales activity, productivity improvements (from 26.4 kg/man-hour in 1Q02 to 28.1 kg/man-hour in 1Q03). The COGS decreases were partially offset by higher aluminum prices in Chilean peso terms. SG&A amounted to Ch$890 million in 1Q03, representing a 6.7% increase versus Ch$834 million incurred last year. The SG&A increase reflects higher salary expenses due to administrative incentives and the payment of a performance bond as well as higher provisions for non-collectibles accounts, which were only partially offset by lower third-party services.

BALANCE SHEET ANALYSIS (Exhibit 4)

Assets: Total assets of the Company as of March 31, 2003, amounted to Ch$401,969 million, a 1.4% decrease compared with the Ch$407,628 million in total assets as of March 31, 2002. The main differences were:

  Current assets amounted to Ch$145,943 million as of March 2003, a 3.1% decrease compared with Ch$150,556 million as of March 2002. The drop in current assets includes the decrease in inventories (13.9%) due to higher provisions for obsolescence (Ch$4,660 million in 2002 versus Ch$7,095 million in 2003). Inventories also dropped due to lower volume (11,252 tons). More specifically, the Brazilian subsidiary decreased its inventory levels (-8,788 tons), as did the Argentine Wire and Cable and Brass Mills Units (-1,678 tons) and the Chilean Wire and Cable and Brass Mills Units (-1,458 tons). Moreover, total accounts receivables dropped (12.2%), reflecting both the Company's efforts to improve its customer credit payments and lower sales activity levels.
  Fixed assets decreased 1.1% in 2003 versus the same period last year, from Ch$202,503 million at March 2002 to Ch$200,188 million at March 2003. The capital expenditures in 2002 were lower than the depreciation expense for the year.
  Other assets amounted to Ch$55,838 million in 2003, 2.3% higher than the Ch$54,569 million in 2002. The primary variation was the increase in other assets (Ch$4,052 million) mainly from higher deferred taxes (Ch$2,398 million) due to losses registered in 2002. The increase in other assets was partially offset by a drop in long-term receivables (Ch$3,035 million) due to the reduced sales activity and the Company's efforts to reduce customer credit periods.

Liabilities: Total liabilities of the Company as of March 31, 2003 were Ch$236,934 million, a 14.0% decrease compared to Ch$275,523 million at March 31, 2002. The primary differences were:

  Bank Debt amounted to Ch$140,518 million in 2003, a 12.4% decrease versus Ch$160,421 million recorded in 2002. The decrease reflects the 30% payment of Madeco's bank debt in March 2003. Specifically, short-term bank debt decreased 55.3%, from Ch$96,399 million in March 2002 to Ch$43,084 million in 2003, reflecting the rescheduling of the remaining 70% of Madeco's loans to long-term bank debt.
  Bonds were Ch$61,908 million in 2003, a 13.0% decrease compared to Ch$71,182 million last year. The reduction occurred due to the capitalization of bonds effected in March 2003, which was part of the financial restructuring and capital increase process. The Company's bondholders capitalized a total of Ch$7,434 million, obtaining in turn 50% of the aforementioned amount in cash and the remaining 50% in shares.

Shareholders' Equity: Total Shareholders' Equity for the Company was Ch$150,947 million as of March 31, 2003, up 27.5% compared to Ch$118,388 million at March 31, 2002. The main differences were:

  Paid-in capital increased by 34.2%, from Ch$119,967 million in March 2002 to Ch$161,005 million in 2003. The increase reflects the subscription and payment of 2,292,973,778 shares at Ch$24 each share in March 2003 and the subscription and payment of 19,511,028 shares at Ch$35 each share in October 2002.
  Share-premium grew from Ch$5,948 million in March 2002 to Ch$19,713 million in 2003.
  Reserves expanded from Ch$40,634 million in 2002 to Ch$53,259 million in 2003. The reserves included the cumulative adjustments from foreign currency translation that resulted from the adoption of Technical Bulletin 64 in 1998 which, in this case, corresponded with the net differences between the change in the Chilean Consumer Price Index (CPI) and the devaluation or revaluation of the Chilean peso against the US dollar arising from foreign investments and related liabilities, which have been designated as hedges.
  Retained earnings, amounted to a loss of Ch$83,029 million in 2003 versus a loss of Ch$48,161 million in 2002.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.